UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                           NOTIFICATION OF LATE FILING



                                    FORM 10-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003



                           SEC FILE NUMBER: 000-31332
                              CUSIP NUMBER: 53634X



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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         LIQUIDMETAL TECHNOLOGIES, INC.

Address of Principal Executive Office (Street and Number):

         25800 Commercentre Drive, Suite 100

City, State and Zip Code:

         Lake Forest, California 92630

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X)        (a)      The reasons described in reasonable detail in Part III
                    of this form could not be eliminated without unreasonable effort or expense;

(X)        (b)      The subject annual report, or semi-annual report,
                    transition report on Form 10-K, Form 20-F, Form 11-K, Form
                    N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,;
                    or the subject quarterly report or transition report on Form
                    10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )       (c)      The accountant's statement or other exhibit required by Rule
                    12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to timely file its report on Form 10-K for the fiscal year ended December 31, 2003 (the "Form 10-K") without unreasonable effort or expense. As disclosed in the Registrant's press releases dated February 20, 2004 and March 4, 2004, the Registrant has determined that it will be required to restate financial statements from prior periods due to the fact that revenues from equipment sales made to Growell Metal Co., Ltd. ("Growell") in the third and fourth quarters of 2002 and the first quarter of 2003 should not have been recognized in those periods. The previously reported equipment sales to Growell were comprised of $1.6 million of revenue from alloying equipment sales in the third and fourth quarters of 2002 and $2.6 million of revenue from the sale of Liquidmetal die casting machines in the first quarter of 2003. The Registrant's ongoing review and analysis of these equipment sales and the restatement have caused a delay in the completion of the Registrant's audit for the fiscal year ended December 31, 2003 and a corresponding delay in the completion in the Form 10-K. The Registrant expects that it will file the Form 10-K by March 30, 2004.

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The effect of the restatement will be to eliminate the recognition of revenue on the alloying equipment sales made to Growell in the third and fourth quarters of 2002, and to defer the recognition of revenue on the die casting machine sales made in the first quarter of 2003. The Registrant currently expects that the revenue from the die casting machine sales will be deferred until the first quarter of 2004, which is the quarter during which Growell paid for the die casting machines as a part of the previously announced settlement agreement between the Registrant and Growell. On a preliminary unaudited basis, the Registrant currently expects that the restatement will result in total revenues of $11.5 million for the 2002 fiscal year, a decrease over previously reported revenues for the year. On a quarterly basis, the restatement will result in revenue of $2.8 million and $5.2 million for the third quarter of 2002 and fourth quarter of 2002, respectively, representing a decrease over previously reported revenues for such periods. The registrant does not expect that the restatement will have a material impact on the amount of the Registrant's previously reported net loss for fiscal 2002 or for the third and fourth quarters of 2002.

On a preliminary unaudited basis, the Registrant also currently expects that the restatement will result in revenue of $4.0 million for the first quarter of 2003, representing a decrease over previously reported first quarter 2003 revenues, and a net loss of $(7.6) million for the first quarter of 2003, representing an increase in the previously reported net loss for first quarter 2003.




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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         David Nail, Vice President of Finance
         (813) 314-0280

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                  (X)      Yes              (  )     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X)      Yes              (  )     No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Part III above.

LIQUIDMETAL TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 15, 2004                   By:      /s/ John Kang
                                           -------------------------------------
                                             John Kang
                                             President and Chief Executive
                                             Officer









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